Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon Holdings Ltd., Announces that its Subsidiary has been Awarded a Tender to Design and Construct Solar Generation Facilities and
Acquire Related Lease Rights in Land in Israel

Singapore, May 11, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced that on May 10, 2023, OPC’s subsidiary, OPC Power Plants Ltd.1, won a tender of the Israel Land Authority (“ILA”) to design renewable energy electricity generation facilities using photovoltaic technology with an option to acquire lease rights in land in Israel for construction in three areas in Neot Hovav Industrial Local Council, with a total area of approximately 2,270 dunams (approximately 561 acres). The amount of total bid submitted by OPC for all three areas, in aggregate, was approximately NIS 484 million (approximately $133 million). Payments of the total bid will be made in accordance with the terms of the tender agreement.

OPC announced that it intends to promote the establishment of a project to generate electricity using photovoltaic technology in these three areas, with an estimated cumulative capacity of 245 megawatts and an estimated storage capacity of 1,375 megawatt hours.

OPC further announced that winning this tender is part of OPC’s strategy and goals of expanding its activity in the field of electricity generation and supply in Israel and in the field of renewable energy, and gives OPC a foothold in the solar energy generation and storage area in Israel.

Under current regulations in Israel, high-voltage solar electricity facilities may sell the energy they generate to the system operator at the system marginal prices, plus the electricity generation protection tariff set in the tender of the Israeli Electricity Authority. OPC expects that in the coming years, regulations will enable the sale of electricity to end consumers in combination with virtual supply.

The total development cost for solar projects in the three areas is estimated by OPC to be between NIS 2,240 million (approximately $614 million) and NIS 2,375 million (approximately $651 million).

As the winning bidder in the tender, OPC is required to prepare a detailed plan, bear the development costs, carry out appropriate surveys, obtain the necessary consents and perform the necessary actions in order to prepare the land for its zoning in accordance with the plan, including coordination and authorizations as required by law, and obtaining necessary regulatory approvals and building permits.  In addition, OPC must secure a spot on the electric grid and a connection to the grid. There is no certainty that these approvals, consents, or actions will be completed or obtained.

OPC estimates that, subject to completion of all development processes, planning and licensing, and obtaining the required approvals, this project will be ready for the construction stage in the first half of 2026.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about OPC’s winning tender to design and potentially acquire lease rights and related plans to develop this land, including expected costs, timing and requirements to develop the project, OPC’s strategy, potential regulatory changes, and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risk that the conditions for the tender or development of the project are not met or that the project otherwise does not proceed, risks relating to costs of the project and timing to complete the project, risks relating to the failure to obtain necessary authorizations and permits and risks relating to the need to secure a spot on the grid and obtain a connection to the grid, risks relating to the regulatory framework relating to the project and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

1 OPC indirectly holds a 80% interest in OPC Power Plants Ltd.